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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13-2(b)
                                (AMENDMENT NO. __)


                                SHOPNOW.COM INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   82508R 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/ /  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/X/  Rule 13d-1(d)


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

----------------------------------                                                 --------------------------------------
CUSIP NO.
82508R 10 5                                         SCHEDULE 13G                   Page 2 of 7 Pages
-------------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

1          Dwayne M. Walker
-------------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)   / /
2                                                                                          (b)   / /
-------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION

4          U.S.
-------------------------------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER

                        5       2,660,465
NUMBER OF               -------------------------------------------------------------------------------------------------
SHARES                          SHARED VOTING POWER
BENEFICIALLY
OWNED BY                6       0
EACH                    -------------------------------------------------------------------------------------------------
REPORTING                       SOLE DISPOSITIVE POWER
PERSON
WITH                    7       2,579,065
                        -------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER

                        8       0
-------------------------------------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9          2,660,465
-------------------------------------------------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*           /  /
-------------------------------------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11         6.1%
-------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

12         IN
-------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 7 Pages
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                                  SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER.

         This Schedule 13G relates to ShopNow.com Inc., a Washington corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The Company's principal executive offices are located at 411 First Ave. South, Suite 200 North, Seattle, WA 98104.

ITEM 2(a).  NAME OF PERSON FILING.

         This Schedule 13G relates to Dwayne M. Walker.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         The business address of the reporting person is 411 First Ave. South, Suite 200 North, Seattle, WA 98104.

ITEM 2(c).  CITIZENSHIP.

         Mr. Walker is a United States citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

         This Schedule 13G relates to the Company's common stock, $.001 par value (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

         The CUSIP number for the Company's Common Stock is 82508R 10 5.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
       (c), CHECK WHETHER THE PERSON FILING IS A:

       (a) / / Broker or dealer registered under Section 15 of the Exchange Act.

       (b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) / / Investment company registered under Section 8 of the Investment Company Act.

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       (e) / / An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

       (f) / / An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F).

       (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

       (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

       (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

       (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                 NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

         The following describes the ownership of Common Stock by Dwayne M. Walker as of December 31, 1999:

         (a)      Amount beneficially owned:  2,660,465 shares (1)

         (b)      Percent of class:  6.1%

         (c)      Number of shares as to which such person has:

                        (i)    Sole power to vote or direct the vote:
                               2,660,465 shares (1)

                       (ii) Shared power to vote or to direct the vote: 0 shares

                      (iii) Sole power to dispose or to direct the disposition of: 2,579,065 shares (1)

                       (iv) Shared power to dispose or to direct the disposition of: 0 shares

         (1) Includes 2,579,065 shares held of record by Mr. Walker in his individual capacity; also includes 6,400 shares held of record by Mr. Walker's family members and 75,000 shares held of record by various trusts. Mr. Walker holds voting power over the shares held by his family members and shares held by the various trusts, but does not have any dispositive power over such shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATIONS.

         Not applicable.

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                                    SIGNATURE

         After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:   February 8, 2000



                                                        /s/ DWAYNE M. WALKER
                                                   -----------------------------
                                                            Dwayne M. Walker


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                                  EXHIBIT INDEX

           (1) Statement required by reporting persons pursuant to Rule 13d-1(k)(1) (see signature page).



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